STARSTREAM ENTERTAINMENT, INC.
140 Rowayton Avenue, 2nd Floor
Rowayton, Connecticut 06853
Tel. (203) 803-1995
Fax (212) 656-1735

January 7, 2014

Daniel Porco, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Starstream Entertainment, Inc. (f/k/a Geila Group, Corp.)
Form 8-K filed October 15, 2013
Form 8-K/A filed November 14, 2013
File No. 333-186079

Dear Mr. Porco:

Reference is made to your comment letter, dated November 13, 2013, relating to the subject Current Report on Form 8-K (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. On November 14, 2013, we filed an amended Current Report on Form 8-K to include interim financial statements for the nine months ended September 30, 2013. Contemporaneously with the filing of this letter we are filing amendments to the above referenced Forms 8-K.

Securities Exchange Agreement, page 2

1.	Please revise your disclosure to clarify whether the approximately 62.4% figure gives effect to the concurrent private placement described on page 3.

Response: We have revised the disclosure on page 3 accordingly.

2.
Please revise your disclosure to clarify whether the parties used the $0.83 per share valuation used in the concurrent private placement as the per share valuation for the Securities Exchange Agreement transaction.

Response: We have revised our disclosure to clarify that the parties used the $0.83 per share valuation used in the concurrent private placement as the per share valuation for the Securities Exchange Agreement transaction.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

Our Business, page 4 Our Philosophy, page 5

3.	Please expand your disclosure to clarify why you believe your model is unique and places your company at a “superior advantage.”

Response: We have revised the disclosure on page 5 to more accurately describe our philosophy.

Project Selection, page 5

4.	Regarding the five projects in your portfolio, please revise your disclosure to categorize them within your project selection criteria (i.e., moderate, low-budget or ultra-low budget).

Response: We have revised the disclosure on page 5 to include the budget figures for each project as follows:

Title	Budget
The Butler	$30 million
Life of Crime	$13 million
Life After Beth	$2.4 million
Trouble Dolls	$250,000
Shut up and Drive	$100,000

Distribution Strategy, page 6

5.
Please expand your discussion regarding the distribution strategy for your projects. We note that your filing states that you will “enter into distribution deals with major and mid-major studios and/or distribution companies, to guarantee specific distribution guidelines for each of our projects.” For example, please discuss the characteristics and terms which you look for during your evaluation of proposed distribution deals.

Response: We have revised the disclosure on page 6 to provide the characteristics and terms which SSE looks for during its evaluation of proposed distribution deals.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

Competition, page 9

6.	Please revise your disclosure under this subheading to include the methods by which you will compete in the motion picture industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: We have revised the disclosure on page 9 to include the methods by which we compete in the motion picture industry as follows:

“We plan to compete against our competitors by maintaining a disciplined approach to project selection and utilizing the same types of distribution companies and industry vendors that major studios use.  For example, The Butler was distributed by The Weinstein Company and Life of Crime will be distributed by Lionsgate.  We will also utilize co-production opportunities with established industry companies such as our co-production of Life of Crime with The Gotham Group and Life After Beth’s co-production effort with Francis Ford Coppola’s production company American Zoetrope.”

Employees, page 11

7.
We note your disclosure on page 11 states you currently have nine employees. However, on page 13 you state you have no full-time employees. Please revise your disclosure so that these statements are consistent.

Response: We have revised the disclosure to include the correct number of full time employees which is seven.

Risk Factors, page 11

Lack of Additional Working Capital …, page 12

8.
The discussion under this subheading seems to include two distinct risks. Please separately discuss the risks associated with a lack of working capital and dilution of ownership. Please refer to Item 503(c) of Regulation S-K.

Response: We have revised the disclosure to remove the dilution risk that is discussed in the respective risk factor on page 14.

Our Need for Additional Capital Could Dilute the Ownership Interest of Investors, page 14

9.
It appears that you have two risk factors describing essentially the same risk: this risk factor and the one that appears on page 12 under the subheading, “Lack of Additional Working Capital May Cause Curtailment of Any Expansion Plans While Raising Capital Through Sale of Equity Securities Would Dilute Existing Shareholders’ Percentage of Ownership.” Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, making sure to eliminate any duplicative disclosure. Please refer to Item 503(c) of Regulation SK.

Response: We have revised the disclosure to eliminate the duplicative risk factor on page 12.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

We Are Subject to Numerous Laws and Regulations That Can Adversely Affect the Cost, Manner or Feasibility of Doing Business, page 15

10.
The risk discussed under this subheading does not seem to be applicable to your business. Please revise this risk factor to focus on your business and your company. Please refer to Item 503(c) of Regulation S-K.

Response: We have revised the disclosure to remove this risk factor.

We Do Not Intend to Pay Cash Dividends in the Foreseeable Future, page 15

11.
We note your disclosure that you intend to retain all future earnings, and do not intend to issue any dividends in the future. Please discuss how your plans make the securities being sold in this offering speculative or risky. Please refer to Item 503(c) of Regulation S-K.

Response: We have revised the disclosure to remove this risk factor.

For As Long As We Are An Emerging Growth Company . . . ., page 16

12.
Please revise your disclosure under this subheading to discuss the specific ways your designation as an “emerging growth company” makes your offering speculative or risky. Please refer to Item 503(c) of Regulation S-K.

Response: We have revised the disclosure to remove this risk factor.

We Face Substantial Competition In All Aspects of Our Business, page 19

13.
The disclosure under this subheading includes discussions of numerous different risks facing your offering. For example, you start with a discussion of the competitive landscape of the film industry, and then you discuss the risks associated with delayed scheduled releases. Pursuant to Item 503(c) or Regulation S-K, please separately discuss how each risk affects your business.

Response: We have revised the disclosure to divide this risk factor in three separate risk factors discussing competition from major studios, oversupply of motion pictures and limited supply of motion picture screens.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

Management’s Discussion and Analysis of Financial Condition and Plan of Operations Plan of Operation, page 24

14.
Please revise your disclosure to provide a more specific description of your plan of operations, discussing how you plan to build relationships with distributors and increase your content portfolio. For example, discuss how you plan to “achieve growth through both acquisition and internally generated business.” Please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the coming months. In this regard, your disclosure should describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.

Response: We have revised the disclosure on pages 24 and 25 accordingly.

Results of Operations, page 25

15.
Please revise your disclosure under this heading to include a discussion about whether the significant changes in your results of operations are indicative of future results or of your future financial condition. For example, you mention a substantial increase in operating expenses over the six months ended June 30, 2013 as compared to the year ended December 31, 2012. However, you do not discuss whether management anticipates expenses to continue at this level, or if the decrease was an anomaly. Please refer to Item 303 of Regulation S-K.

Response: We have revised the disclosure on page 25 accordingly to include an explanation of the increase of expenses and the management outlook on whether this trend will continue.

Liquidity and Capital Resources, page 26

16.
Please provide a more robust discussion addressing the course of action you have taken or plan to take to remedy your capital deficiency. In this regard, we note that you had a cash and cash equivalent balance of $22,175 at June 30, 2013, but appear to have outstanding, unaddressed future funding commitments in excess of this amount. Please refer to Item 303(a)(1) of Regulation S-K.

Response: We have revised our disclosure to address this.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

Directors, Executive Officers, and Corporate Governance Director Independence, page 30

17.	Please revise the disclosure under this subheading to include the information required by Item 407(a)(1)(ii) of Regulation S-K.

Response: We have revised the disclosure accordingly.

Description of Securities, page 33

18.
Please revise your disclosure concerning the number of your share issued and outstanding to address the cancellation of four million shares, as described on page 32. Please use consistent numbers throughout your filing.

Response: We have revised the disclosure accordingly.

Preferred Stock, page 33

19.
Please revise your disclosure throughout your filing to clarify whether you are authorized to issue Series A preferred stock and Series B preferred stock. In doing so, please describe the material terms of such securities and do so in a consistent manner. In this regard, we note your disclosures on pages 34 and 36.

Response: The company has only Series A preferred stock and no Series B preferred stock authorized, issued and outstanding. We have revised the disclosure on page 36 accordingly.

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters, page 34

20.
We note that between the date of this filing and the date of this review, your common stock has been quoted on the OTCQB. Please update your filing to include the information required by Item 201(a)(1)(iii) of Regulation S-K.

Response: According to Item 201(a)(1)(iii) of Regulation S-K, only information pertaining to the two most recent fiscal years and any subsequent interim period for which financial statements are included in the report is required. The first quotation of the company’s common stock was on October 16, 2013 which was subsequent to the end of the interim period ended September 30, 2013 for which financial statements were included in the report. We have revised the disclosure to provide the respective explanation.

Item 3.03 Material Modification of Rights of Security Holders, page 36

21.	Please clarify what transaction you are referring to when you use the term “the Merger.”

Response: We have revised the disclosure to replace the term “the Merger” with the term “the Reverse Acquisition Transaction” defined in Item 1.01.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

Financial Statements, page F-1

Combined Statements of Cash Flows, page F-5

22.
Note 6 states accounts receivable represent funds advanced to Switch which are due on demand. Please tell us why you did not classify this advance as a cash outflow for investing activities. Refer to ASC 230-10-45-13a.

Response: The Company is in the business to produce, promote, support and/or develop motion pictures.  As such, the Company advanced funds to The Switch Productions, LLC (“Switch”), which is an entity involved with the Company in the production of the motion picture entitled “The Untitled Elmore Leonard Project”. Both the Company and Switch executed a Financing Funding Memorandum and Security Agreement with TUELP Investments, LLC (“TUELP”).

Since the Company’s business is in film productions, the advance made to Switch represents part of the Company’s core business operations.  As such, the Company has classified the advance to Switch as an operating activity on the combined statement of cash flows, as opposed to an investing activity.

Notes to Combined Financial Statements, page F-6 Note 3. Investments in Film Productions, page F-9

23.
We note your disclosure on page F-8 that investments in film productions are accounted for using the cost method as you do not exercise significant control over such investments. Please tell us your ownership interest in each film production listed in Note 3 and reconcile these interests to the table on page 5. For each investment of 20 percent or more, please tell us in detail the predominant evidence supporting the statement that you do not have the ability to exercise significant influence over the investee. Refer to ASC 323-10-15-6 through 15-11.

Response: As of September 30, 2013, the Company had investments in four film productions, with ownership interests as follows:

1.
TUELP Investments, LLC – ELP owns 47% of TUELP Investments, LLC, and the Company owns 79.032% of ELP, therefore the Company owns 37.145% of TUELP Investments, LLC, which produces the film “Life of Crime”.

2.
Butler Films, LLC – SSF owns 3.57% of Butler Films, LLC, which produced the film “Lee Daniels’ The Butler,” and the Company owns 100% of membership interests of SSF and is entitled to receive 70% of SSF’s film’s rights with respect to the feature film “Lee Daniels’ The Butler”, therefore the Company owns 3.57% of Butler Films, LLC and is entitled to 2.499% of the film’s rights with respect to the feature film “Lee Daniels’ The Butler”, which produces the film “Lee Daniels’ The Butler”.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

3.	Life After Beth, LLC – The Company owns 41.7% of Life After Beth, LLC, which produces the film “Life After Beth”.

4.	Pigeon The Cat Films, Inc. – The Company owns 50% of Pigeon The Cat Films, Inc., which produces the film “Trouble Dolls”.

In addition, the Company receives 50% of the net profits/losses of each investment, after each investor gets paid back 120% of their investment.  As a result, the Company’s net profit percentage in each investment will be 50% of the ownership percentage listed above.  The Company has revised the table on page 5 to properly reflect these interests.

The Company does exercise “significant influence” over the film production entities in which it owns 20% or more of equity interest, though in accordance with ASC 323-10-15-10-d, the Company was unable to use the equity method for these film production entities.  The Company attempted to obtain sufficient financial information to apply the equity method with all film production entities upon which the Company has a greater than 20% interest, and either could not obtain the necessary financial information that would satisfy the use of the equity method, or the information presented did not allow the Company to conclusively determine an equity adjustment to the investment value at each reporting period that would give an accurate statement of the entities’ financial position.  As most film productions do not have the budget to support providing financial information in GAAP format to be able to determine an equity adjustment to the investment value at each reporting period, and satisfy audit documentation requirements, the film production entities’ attempt at providing the financial information the Company needed to determine an equity adjustment to the investment value was in the form of cost reports that only showed certain expenses and budgeted amounts, and in no way was sufficient in determining an equity adjustment to the investment value to be able to use the equity method.

Note 5. Notes Payable, page F-13

24.
Please tell us your consideration of accounting for the embedded conversion option as a derivative at fair value referencing specific guidance within ASC 815. In doing so, please tell us the conversion ratio and tell us whether the conversion price can be adjusted based on future offerings of equity or equity linked financial instruments. Please also tell us how you plan to account for the contingent beneficial conversion feature referencing specific guidance within ASC 470.

Response: The Company has determined that the embedded conversion option for the Convertible Notes is not a derivative instrument in accordance with ASC 815-25-51 “Convertible Debt”, based on the fixed conversion price of 75% of the Offering Price in the latest financing round that occurred.  The Offering Price is $0.83 per share, which at 75% is $0.62 per share, thus the Holder of the Convertible Notes can only get a fixed amount of shares based on the set Conversion Price of $0.62.

In accordance with ASC 470-20, the contingent beneficial conversion feature on the Convertible Notes will be measured for as a discount to the Convertible Notes principal balance based on the $0.21 difference between the Conversion Price and the Offering Price, and a corresponding entry to Additional Paid in Capital will be made on the Commitment Date, but not recognized until the contingent condition has been met, in this case the closing of the Merger and minimum PIPE offering

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

Unaudited Pro Forma Condensed Combined Financial Statements, page F-16

25.
Please present an introductory paragraph which briefly describes the transactions for which pro forma effects are presented, the entities involved, the periods presented and an explanation of what the pro forma presentation is intended to show.

Response: We have revised the pro forma condensed combined statements of operations to include an introductory paragraph for the pro-forma information.

26.
Reference is made to the discussion in the second and third paragraphs on page 38 of the 4,000,000 share purchase transaction and automatic debt conversion that occurred simultaneously with the reverse acquisition transaction. Please tell us your consideration of including these simultaneous transactions as pro forma adjustments.

Response: 4,000,000 shares of common stock purchased in the respective purchase transaction were cancelled, showing a reduction in Common Stock of $4,000, and the automatic debt conversion has been reflected in the pro forma financial statements, of which only $825,000 of principal Convertible Notes Payable, and $24,653 in accrued interest relating to the Convertible Notes Payable have been converted to shares of Common Stock of the Company.

27.
Reference is made to the table at the bottom of page 3 which indicates that you own 79.032% of Starstream ELP, LLC. In light of this less than 100% ownership interest, please tell us your consideration of presenting a pro forma adjustment for non-controlling interests. Please also tell us why you believe it’s appropriate to describe Starstream ELP, LLC as a wholly-owned subsidiary throughout the filing.

Response: The financial statements and the pro-forma financial information were presented as combined financial statements and combined pro-forma financial information, respectively, due to Charles Bonan’s common control of the respective Starstream entities.  As such, there is no need to present the non-controlling interest in combined financial statements or combined pro-forma financial information.  Non-controlling interests would only be presented in consolidated financial statements or consolidated pro-forma financial information. We have revised the disclosure to remove references to Starstream ELP, LLC as wholly-owned subsidiary.

Daniel Porco, Esq.
U.S. Securities and Exchange Commission
January 7, 2014

28.
Please tell us why the pro forma condensed combined balance sheet and the pro forma condensed combined statements of operations are labeled as of and for the period ended October 15, 2013 rather than as of and for the period ended June 30, 2013.

Response: We have revised the pro-forma condensed combined balance sheet and the pro-forma condensed combined statements of operations to reflect the period ended September 30, 2013.

Pro Forma Condensed Combined Statements of Operations, page F-17

29.	Please tell us your consideration of presenting pro forma earnings per share.

Response: We have revised the pro forma condensed combined statements of operations to include earnings per share.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Starstream Entertainment, Inc.

By:	/s/ Kim Leadford
Name: Kim Leadford
Title: Chief Executive Officer

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